SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

146,984

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

290,233_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

290,233

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
13. PERCENT OF CLASS REPRESENTED BY ROW 11

3.58

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



This filing constitutes amendment No. 2 to the Schedule 13d filed on 6/28/04. Except as specifically set forth herein, the Schedule
13D remains unmodified.


Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Based on the semi-annual report for the period ended June 30th, 2005 there were 8,085,846 shares of Latin American Discovery
Fund, Inc. ("LDF") outstanding. The percentage set forth in item
5a was derived using such number.

  a) Mr. Goldstein is deemed to be the beneficial owner of 290,233 shares or 3.589% of the outstanding shares.

  b)   Power to dispose of securities resides solely with Mr.
     Goldstein for 290,233 shares. Power to vote securities resides solely with Mr.Goldstein for 146,984 shares.

  c)   During the past 60 days the following shares of LDF were
     sold:
     1/20/06   500 @ 26.05
     1/12/06   14100 @ 26.01
     1/9/06    6000 @ 25.69
     1/6/06    10000 @ 25.38
     1/6/06    32200 @ 25.36
     1/6/06    22000 @ 25
     1/4/06    18000 @ 24.66
     12/5/05   6000 @ 28.8
     12/1/05   6000 @ 28.5
     12/1/05   1500 @ 28.56


  d) Beneficiaries of accounts managed by Mr. Goldstein are entitled to receive any dividends or sales proceeds.

  e)   NA



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/24/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein